UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 6)
                            _______________________

                          THE PROSPECT GROUP, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  742 918204
                                (CUSIP Number)
                            _______________________

                               STEPHEN M. DOWICZ
                               885 THIRD AVENUE
                              NEW YORK, NY  10022
                           TEL. NO.:  (212) 371-3047
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JULY 16, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]


Check the following box if a fee is being paid with the statement [  ].



                                  Page 1 of 39 Pages

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  2  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner Partners

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  230,230
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        230,230
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  230,230
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  3  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner Institutional Partners, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  130,780
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        130,780
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,780
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  4  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                M.H. Davidson & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  17,790
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        17,790
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,790
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .76%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  5  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner Endowment Partners

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  92,740
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        92,740
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  92,740
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  6  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MHD Management Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  322,970
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        322,970
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  322,970
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.9%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  7  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner Advisers Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  130,780
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        130,780
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,780
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%
14           TYPE OF REPORTING PERSON

                  CO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  8  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marvin H. Davidson

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF, PF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Unites States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                   12,700
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       479,700
             9                   SOLE DISPOSITIVE POWER

                                         12,700
             10                  SHARED DISPOSITIVE POWER

                                        479,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  489,700
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21%
14           TYPE OF REPORTING PERSON

                  IN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  9  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas L. Kempner, Jr.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF, PF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  600
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        479,700
             9                   SOLE DISPOSITIVE POWER

                                        1,200
             10                  SHARED DISPOSITIVE POWER

                                        479,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,900
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [ X ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.6%
14           TYPE OF REPORTING PERSON

                  IN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page 10  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stephen M. Dowicz

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF, PF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        479,700
             9                   SOLE DISPOSITIVE POWER

                                        100
             10                  SHARED DISPOSITIVE POWER

                                        479,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,800
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.6%
14           TYPE OF REPORTING PERSON

                  IN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  11 of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Scott E. Davidson

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        479,700
             9                   SOLE DISPOSITIVE POWER

                                        --
             10                  SHARED DISPOSITIVE POWER

                                        479,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,700
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.6%
14           TYPE OF REPORTING PERSON

                  IN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page 12 of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael J. Leffell

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        479,700
             9                   SOLE DISPOSITIVE POWER

                                        --
             10                  SHARED DISPOSITIVE POWER

                                        479,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,700
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.6%
14           TYPE OF REPORTING PERSON

                  IN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  13  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas L. Kempner Foundation Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  300
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        300
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  300
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .013%
14           TYPE OF REPORTING PERSON

                  OO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  14  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomson L. Kempner/Thomas L. Kempner, Jr.
                Trustees U/A/D 8/31/87 FBO Trevor M. Kempner

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        100
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .004%
14           TYPE OF REPORTING PERSON

                  OO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  15  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Seymour Hertz & Marvin H. Davidson
                Trustees U/A/D 1/29/69 FBO Scott Eric Davidson

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,300
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        1,300
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,300
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .06%
14           TYPE OF REPORTING PERSON

                  OO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  16 of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marvin H. Davidson Foundation Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,400
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        1,400
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,400
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .06%
14           TYPE OF REPORTING PERSON

                  OO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  17 of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner International Ltd.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  7,200
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        7,200
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,200
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .31%
14           TYPE OF REPORTING PERSON

                  CO

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  18  of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Masters Fund, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  960
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        960
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  960
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .04%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D
CUSIP NO.  742 918204                                      Page  19 of 39 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Davidson Kempner International Advisors, L.L.C.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]


3            SEC USE ONLY

4            SOURCE OF FUNDS

                 AF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  7,200
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        --
             9                   SOLE DISPOSITIVE POWER

                                        7,200
             10                  SHARED DISPOSITIVE POWER

                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,200
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .31%
14           TYPE OF REPORTING PERSON

                  CO

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  20  of 39




          The persons making this filing hereby amend and supplement their Statement on Schedule 13D dated May 30, 1991, as amended by Amendment No. 1 dated September 5, 1991, Amendment No. 2 dated February 19, 1992, Amendment No.3 dated July 21, 1993, Amendment No. 4 dated August 8, 1994 and Amendment No. 5 dated March 17, 1995 (as amended, the "Original Statement"), as set forth in this Amendment No. 6.

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Prospect Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 667 Madison Avenue, New York, New York 10021.

ITEM 2.   IDENTITY AND BACKGROUND.

          The response set forth in Item 2 is restated in its entirety as follows:

          The names and addresses of the persons filing this Schedule are as follows:

     Davidson Kempner Partners ("DKP"), a New York limited partnership, whose address in 885 Third Avenue, New York, New York 10022, and which is engaged in buying and selling securities for investment purposes;

     Davidson Kempner Institutional Partners, L.P. ("DKIP"), a Delaware limited partnership, whose address is 885 Third Avenue, New York, New York 10022, and which is engaged in buying and selling securities for investment purposes;

     M.H. Davidson & Co., a New York limited partnership, whose address is 885 Third Avenue, New York, New York 10022, and which is engaged in buying and selling securities for investment purposes;

     Davidson Kempner Endowment Partners ("DKEP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York 10022, and which is engaged

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  21  of 39


     in buying and selling securities for investment purposes;

     MHD Management Co. ("MHD"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York 10022, and which is the general partner of DKP and DKEP;

     Davidson Kempner Advisers Inc. ("DKAI"), a New York corporation, whose address is 885 Third Avenue, New York, New York 10022, and which is the general partner of DKIP and an investment manager of Masters Fund, L.P.;

     Davidson Kempner International Ltd. ("DKIL"), a British Virgin Islands company, whose address is c/o Citco B.V.I. Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortolla British Virgin Islands, and which is engaged in buying and selling securities for investment purposes;

     Masters Fund, L.P. ("Masters Fund"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York 10022, and which is engaged in buying and selling securities for investment purposes;

     Davidson Kempner International Advisors, L.L.C. ("DKIA"), a Delaware limited liability company, whose address is 885 Third Avenue, New York, New York 10022, and which is the investment manager of DKIL;

     Marvin H. Davidson, Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott
     E. Davidson and Michael J. Leffell, general partners of M.H.
     Davidson & Co. Information in response to Items (a) through (f) with respect to the above named individuals is set forth in Appendix I hereto and incorporated by reference herein;

     Thomas L. Kempner Foundation Inc. (the "Kempner Foundation"), a private charitable foundation organized under the laws of the state of New York, established by Thomas L. Kempner, Jr. for the benefit of certain charities. Thomas L. Kempner, Jr. is the President of the Kempner Foundation, whose address is 885 Third Avenue, New York, N.Y. 10022;

     Thomas L. Kempner/Thomas L. Kempner, Jr., Trustees U/A/D 8/31/87 FBO Trevor M. Kempner, a New York trust ("Kempner Trust") established for the benefit of Trevor

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  22  of 39

     M. Kempner. The address of Kempner Trust is 885 Third Avenue, New York, N.Y. 10022;

     Seymour Hertz & Marvin H. Davidson, Trustees U/A/D 1/29/69 FBO Scott Eric Davidson, a New York trust (the "Davidson Trust") established for the benefit of Scott E. Davidson. The address of the Davidson Trust is 885 Third Avenue, New York, N.Y. 10022. Mr. Hertz is an attorney at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison; and

     Marvin H. Davidson Foundation, a private charitable foundation organized under the laws of the state of New York (the "Davidson Foundation"), established by Marvin H. Davidson for the benefit of certain charities. Mr. Davidson is the President of the Davidson Foundation, whose address is 885 Third Avenue, New York, N.Y. 10022.

          The above named individuals are sometimes referred to as the "Reporting Parties."

          None of the Reporting Parties has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such limited partnership or corporation was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Certain information concerning the officers and directors of DKAI, DKIA, the Kempner Foundation and the Davidson Foundation is set forth on Appendix I hereto and incorporated by reference herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Working capital of DKP, DKIP, DKIL, DKIA, DKEP, MHD, DKAI, MHD & Co., Masters Fund, Kempner Foundation, Kempner Trust, Davidson Trust and Davidson Foundation and personal funds of Thomas L. Kempner, Jr. and Marvin H. Davidson.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The Reporting Parties have acquired the shares of Common Stock for investment purposes.

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  23  of 39

          The Reporting Parties have no intention, plan or proposal with respect to:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Securities Exchange Act of 1934;
               or

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  24  of 39

          (j)  Any action similar to any of those enumerated above.

          Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated to read, in its entirety, as follows:

          The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon the Issuer's Form 10-Q for the quarterly period ended March 31, 1996, which disclosed that 2,326,330 shares of Common Stock were outstanding at the close of business on May 1, 1996.

          As of the close of business on July 16, 1996:

          (i) The Reporting Parties own in the aggregate 496,800 shares of Common Stock which represent approximately 21.36% of the shares of Common Stock as set forth below. Information concerning transactions in the Common Stock effected by the Reporting Parties is set forth in Appendix II.


NAME OF REPORTING PARTY:

     DKP

     (a)  Aggregate Number of Securities Owned      230,230

          Percentage                                   9.9%

     (b)  1.   Sole power to vote or to direct
               the vote                             230,230

          2.   Shared power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                      230,230

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  25  of 39

          4.   Shared power to dispose of or to
               direct the disposition                  --


     DKIP

     (a)  Aggregate Number of Securities Owned      130,780

          Percentage                                   5.6%

     (b)  1.   Sole power to vote or to direct
               the vote                             130,780

          2.   Shared power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                      130,780

          4.   Shared power to dispose of or to
               direct the disposition                   --


     M.H. DAVIDSON & CO.

     (a)  Aggregate Number of Securities Owned       17,790

          Percentage                                   .76%

     (b)  1.   Sole power to vote or to direct
               the vote                              17,790

          2.   Shared power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                       17,790

          4.   Shared power to dispose of or to
               direct the disposition                   --

     DKEP

     (a)  Aggregate Number of Securities Owned       92,740

          Percentage                                    4%

     (b)  1.   Sole power to vote or to direct
               the vote                              92,740

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  26  of 39

          2.   Shared power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                       92,740

          4.   Shared power to dispose of or to
               direct the disposition                   --

     MHD MANAGEMENT CO.

     (a)  Aggregate Number of Securities Owned      322,970

     (b)  Percentage                                   13.9%

          1.   Sole power to vote or to direct
               the vote                             322,970

          2.   Shared power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct
               the disposition                      322,970
          4.   Shared power to direct the               --
               disposition

     DAVIDSON KEMPNER ADVISERS INC.

     (a)  Aggregate Number of Securities Owned       130,780

     (b)  Percentage                                   5.6%

          1.   Sole Power to vote or to direct
               the vote                              130,780

          2.   Shared Power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct
               the dispositions                      130,780

          4.   Shared power to direct the               --
               disposition

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  27  of 39

     MARVIN H. DAVIDSON

     (a)  Aggregate Number of Securities Owned      492,400 {1}

     (a)  Percentage                                  21.2%

          1.   Sole Power to vote or to direct       12,700
               the vote

          2.   Shared Power to vote or to direct    479,700
               the vote

          3.   Sole power to dispose or to direct    12,700
               the disposition

          4.   Shared power to direct the           479,700
               disposition

     THOMAS L. KEMPNER, JR.

     (a)  Aggregate Number of Securities Owned       480,900{2}

     (b)  Percentage                                    20.7%

          1.   Sole Power to vote or to direct          600
               the vote

          2.   Shared Power to vote or to direct      479,700
               the vote
- ---------------------
**FOOTNOTES**

{1/}This amount includes 1,300 shares of Common Stock, held of record by the Davidson Trust for which Mr. Davidson is a trustee, and 1,400 shares held of record by the Davidson Foundation, of which Mr. Davidson is the President. Mr. Davidson disclaims beneficial ownership with respect to each of the foregoing.

{2/}This amount includes: (a) 500 shares held of record by Coudert Brothers Profit Sharing & Retirement Plan F/A Katheryn Patterson, for which Mr. Kempner has dispositive power only; (b) 100 shares held of record by Katheryn Clews Patterson, IRA Bear Stearns & Co. Custodian, for which Mr. Kempner has dispositive power only; (c) 100 shares held of record by Kempner Trust, for which Mr. Kempner is a trustee; and
(d) 300 shares held of record by the Kempner Foundation, of which Mr. Kempner is the President. Mr. Kempner disclaims beneficial ownership of
(a) through (d).

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  28  of 39

          3.   Sole power to dispose or to direct      1,200
               the disposition

          4.   Shared power to direct the             479,700
               disposition

     STEPHEN M. DOWICZ

     (a)  Aggregate Number of Securities Owned       479,800

     (b)  Percentage                                   20.6%

          1.   Sole Power to vote or to direct          100
               the vote

          2.   Shared Power to vote or to direct     479,700
               the vote

          3.   Sole power to dispose or to direct       100
               the disposition

          4.   Shared power to direct the            479,700
               disposition

     SCOTT E. DAVIDSON

     (a)  Aggregate Number of Securities Owned       479,700

     (b)  Percentage                                  20.6%

          1.   Sole Power to vote or to direct          --
               the vote

          2.   Shared Power to vote or to direct    479,700
               the vote

          3.   Sole power to dispose or to direct       --
               the disposition

          4.   Shared power to direct the           479,700
               disposition

     MICHAEL J. LEFFELL

     (a)  Aggregate Number of Securities Owned      479,700

     (b)  Percentage                                   20.6%

          1.   Sole Power to vote or to direct          --
               the vote

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  29  of 39

          2.   Shared Power to vote or to direct    479,700
               the vote

          3.   Sole power to dispose or to direct       --
               the disposition

          4.   Shared power to direct the           479,700
               disposition

     THOMAS L. KEMPNER FOUNDATION INC.

     (a)  Aggregate Number of Securities Owned          300

     (b)  Percentage                                  .013%

          1.   Sole Power to vote or to direct          300
               the vote

          2.   Shared Power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct       300
               the disposition

          4.   Shared power to direct the               --
               disposition

     THOMAS L. KEMPNER/THOMAS L. KEMPNER, JR.
     TRUSTEES, U/A/D 8/31/87 FBO TREVOR M.
     KEMPNER

     (a)  Aggregate Number of Securities Owned          100

     (b)  Percentage                                  .004%

          1.   Sole Power to vote or to direct          100
               the vote

          2.   Shared Power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct       100
               the disposition

          4.   Shared power to direct the               --
               disposition

     SEYMOUR HERTZ & MARVIN H. DAVIDSON, TRUSTEES
     U/A/D 1/29/69 FBO SCOTT ERIC DAVIDSON

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  30  of 39

     (a)  Aggregate Number of Securities Owned        1,300

     (b)  Percentage                                   .06%

          1.   Sole Power to vote or to direct        1,300
               the vote

          2.   Shared Power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct     1,300
               the disposition

          4.   Shared power to direct the                --
               disposition

     MARVIN H. DAVIDSON FOUNDATION INC.

     (a)  Aggregate Number of Securities Owned        1,400

     (a)  Percentage                                   .06%

          1.   Sole Power to vote or to direct        1,400
               the vote

          2.   Shared Power to vote or to direct        --
               the vote

          3.   Sole power to dispose or to direct     1,400
               the disposition

          4.   Shared power to direct the               --
               disposition

DAVIDSON KEMPNER INTERNATIONAL LTD.

     (a)  Aggregate Number of Securities Owned          7,200

     (b)  Percentage                                     .31%

          1.   Sole Power to vote or to direct
               the vote                                7,200

          2.   Shared Power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                         7,200

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  31  of 39

          4.   Shared power to direct the
               disposition                               --


MASTERS FUND, L.P.

     (a)  Aggregate Number of Securities Owned           960

     (b)  Percentage                                    .04%

          1.   Sole Power to vote or to direct
               the vote                                  960

          2.   Shared Power to vote or to direct
               the vote                                  --

          3.   Sole power to dispose or to directthe
               disposition                               960

          4.   Shared power to direct the disposition    --

DKIA

     (a)  Aggregate Number of Securities Owned         7,200

     (b)  Percentage                                    .31%

          1.   Sole Power to vote or to direct
               the vote                                7,200

          2.   Shared Power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to directthe
               disposition                             7,200

          4.   Shared power to direct thedisposition    --


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  32  of 39


                          SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 1996


                         DAVIDSON KEMPNER PARTNERS
                           By MHD Management Co., its
                           general partner


                         By:  /s/ THOMAS L. KEMPNER, JR.
                            Thomas L. Kempner, Jr.
                            General Partner


                         DAVIDSON KEMPNER INSTITUTIONAL
                         PARTNERS, L.P.
                           By Davidson Kempner Advisers
                           Inc., its general partner


                         By:  /s/ THOMAS L. KEMPNER, JR.
                            Thomas L. Kempner, Jr.
                            Secretary

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  33  of 39



                         DAVIDSON KEMPNER ENDOWMENT PARTNERS
                           By MHD Management Co., its
                           general partner


                         By:  /s/ THOMAS L. KEMPNER, JR.
                            Thomas L. Kempner, Jr.
                            General Partner


                         M.H. DAVIDSON & CO.


                         By:  /s/ THOMAS L. KEMPNER, JR.
                            Thomas L. Kempner, Jr.
                            General Partner


                         MHD MANAGEMENT CO.


                         By:  /s/ THOMAS L. KEMPNER, JR.
                             Thomas L. Kempner, Jr.
                             General Partner


                         DAVIDSON KEMPNER ADVISERS INC.


                         By:   /s/ THOMAS L. KEMPNER, JR.
                             Thomas L. Kempner, Jr.
                             Secretary

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  34  of 39


                             /s/  MARVIN H. DAVIDSON
                             Marvin H. Davidson


                             /s/ THOMAS L. KEMPNER, JR.
                             Thomas L. Kempner, Jr.


                             /s/ STEPHEN M. DOWICZ
                             Stephen M. Dowicz


                             /s/ SCOTT E. DAVIDSON
                             Scott E. Davidson


                             /s/ MICHAEL J. LEFFELL
                             Michael J. Leffell


                         THOMAS L. KEMPNER FOUNDATION
                         INC.


                         By:   /s/ THOMAS L. KEMPNER, JR.
                             Thomas L. Kempner, Jr.
                             President

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                          Page  35  of 39


                         THOMAS L. KEMPNER/THOMAS L. KEMPNER,
                         JR., TRUSTEES U/A/D 8/31/87 FBO
                         TREVOR M. KEMPNER


                         By:   /s/ THOMAS L. KEMPNER, JR.
                             Thomas L. Kempner, Jr.
                             Trustee


                         SEYMOUR HERTZ & MARVIN H. DAVIDSON,
                         TRUSTEES U/A/D 1/29/69 FBO
                         SCOTT ERIC DAVIDSON


                         By:   /s/ MARVIN H. DAVIDSON
                             Marvin H. Davidson
                             Trustee


                         MARVIN H. DAVIDSON FOUNDATION INC.


                         By:   /s/ MARVIN H. DAVIDSON
                             Marvin H. Davidson
                             President



                         DAVIDSON KEMPNER INTERNATIONAL LTD.

                            By Davidson Kempner International
                            Advisors, LLC


                         By:   /s/ THOMAS L. KEMPNER, JR.
                              Thomas L. Kempner, Jr.
                              A Managing Member

                         DAVIDSON KEMPNER INTERNATIONAL ADVISORS, LLC


                         By:   /s/ THOMAS L. KEMPNER, JR.
                              Thomas L. Kempner, Jr.
                              A Managing Member

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  36  of 39


                         MASTERS FUND, L.P.
                            By Davidson Kempner Advisers
                            Inc., its Investment Manager


                             By:  /s/ THOMAS L. KEMPNER, JR.
                                 Thomas L. Kempner, Jr.
                                 Secretary

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                          Page  37  of 39




                                APPENDIX I

                    DAVIDSON KEMPNER ADVISERS INC. AND
               DAVIDSON KEMPNER INTERNATIONAL ADVISORS LLC


NAME AND POSITION                                  Present Principal Occupation
                                                   and Business Address

Marvin H. Davidson                                 Investment Advisor
 DKAI - President                                  885 Third Avenue
 DKIA - Executive Managing                         New York, NY 10022
        Member

Stephen M. Dowicz                                  Investment Advisor
 DKAI - Treasurer                                  885 Third Avenue
 DKIA - Managing Member                            New York, NY 10022

Thomas L. Kempner, Jr.                             Investment Advisor
 DKAI - Secretary                                  885 Third Avenue
 DKIA - Managing Member                            New York, NY 10022

Scott E. Davidson                                  Investment Advisor
 DKAI - Managing Director                          885 Third Avenue
 DKIA - Managing Member                            New York, NY 10022

Michael J. Leffell                                 Investment Advisor
 DKAI - Managing Director                          885 Third Avenue
 DKIA - Managing Member                            New York, NY 10022


                    THOMAS L. KEMPNER FOUNDATION INC.


                                                   Present Principal Occupation
Name and Position                                  and Business Address


Thomas L. Kempner, Jr.                             Investment Advisor
President                                          885 Third Avenue
                                                   New York, NY 10022

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                       Page  38  of 39


                    MARVIN H. DAVIDSON FOUNDATION INC.


                                                   Present Principal Occupation
Name and Position                                  and Business Address

Marvin H. Davidson                                 Investment Advisor
President                                          885 Third Avenue
                                                   New York, NY 10022



  All of the above named individuals are citizens of the United States.

                          SCHEDULE 13D, Amendment No. 6


CUSIP NO.  742 918204                                          Page  39  of 39



                               APPENDIX II


                          The Prospect Group, Inc.
                           Transaction Schedule
                   From March 17, 1995 to July 16, 1996


 DATE        QUANTITY            PRICE/SHARE                  WHERE/HOW

4/9/96         15,000               $11.00              Open Market Purchase
7/16/96        94,920                11.00              Open Market Purchase